Exhibit 99.1

Recommendation from Equinor's nomination committee

The nomination committee in Equinor (OSE:EQNR, NYSE:EQNR) recommends that the company's corporate assembly elects Finn Bjørn Ruyter as new member to Equinor’s board of directors.

Furthermore, the nomination committee recommends a re-election of Jon Erik Reinhardsen as chair and election of Jeroen van der Veer as deputy chair of the board, in addition to re-election of Wenche Agerup, Bjørn Tore Godal, Rebekka Glasser Herlofsen, Anne Drinkwater and Jonathan Lewis as shareholder-elected members of the board of directors. The current deputy chair, Roy Franklin, has informed the nomination committee that he does not want to stand for re-election.

Finn Bjørn Ruyter has since July 2018 been CEO of Hafslund E-CO AS. He was CEO of Hafslund ASA from January 2012, and CFO in the company from 2010 to 2011. From 1991-1996 Ruyter worked with energy trading in Norsk Hydro. In the period 1996-2009 he led the power trading entity and from 1999 also the energy division in Elkem. In 2009 and 2010 he held a position as Chief Operating Officer in the Philippine hydro power company SN Aboitiz Power located in Manila Ruyter has considerable experience from the energy value chain.

As part of his role as CEO of Hafslund E-CO AS, Ruyter is chair of the board of E-CO Energi AS. Ruyter is also member of the boards in Vistin Pharma ASA, Fortum Oslo Varme AS, Sysco AS and Europower AS.

Ruyter holds a Master’s degree in mechanical engineering (sivilingeniør) from the Norwegian University of Technology (NTNU) and an MBA from BI Norwegian School of Management. He is a Norwegian citizen.

The election to Equinor's board of directors takes place in the company's corporate assembly meeting Tuesday 4 June 2019. It is proposed that the election enters into effect from 1 July 2019 and is effective until the ordinary election of shareholder-elected members to the board of directors in 2020.

Contacts:

  Tone Lunde Bakker, chair of the nomination committee
  All enquiries to be directed through Equinor Corporate Press Office, Bård Glad Pedersen, +47 918 01 791.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act